UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

____________________

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____________ to ______________

Commission file number 1-13647

____________________

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

EMPLOYEE STOCK PURCHASE PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

5330 East 31st Street

Tulsa, Oklahoma 74135

EXPLANATORY NOTE

On May 18, 2006, the shareholders of Dollar Thrifty Automotive Group, Inc. (the “Company”) approved the Dollar Thrifty Automotive Group, Inc. Employee Stock Purchase Plan (the “Plan”). The Plan is intended to provide U.S. employees with an opportunity to acquire an equity interest in the Company through the purchase of common stock of the Company with accumulated payroll deductions at a purchase price equal to ninety-five percent of the closing price of the Company’s stock following the end of each offering period, as defined in the Plan. A maximum of 500,000 shares of the Company’s common stock, subject to adjustment upon the occurrence of certain events, has been reserved for sale to employees under the Plan. A registration statement on Form S-8 was filed with the Securities and Exchange Commission on August 14, 2006 registering the 500,000 shares and related Plan interests. The Plan will become effective when the Company, in its discretion, begins to accept authorization forms from employees under the Plan. As of December 31, 2006, the Company had not yet begun to accept authorization forms from employees and no shares of common stock had been issued under the Plan. Accordingly, the Plan has not yet become effective. An audited statement of net assets available for benefits as of December 31, 2006 and an audited statement of changes in net assets available for benefits for the period ended December 31, 2006 are likewise not available because the Plan is not effective. Therefore, these financial statements are not included in this Form 11-K.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

DOLLAR THRIFTY AUTOMOTIVE GROUP, INC.

EMPLOYEE STOCK PURCHASE PLAN

Date: March 30, 2007	By: /s/ ANGEL STACY
Name:	Angel Stacy
Title:	Plan Administrator